FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March, 2006
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

SIGNATURES
NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 105TH BUSINESS TERM
2005 Report for the 105th Business Term

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)
Date March 17, 2006	By	/s/ Hiroshi Kawashimo
(Signature)*
Hiroshi Kawashimo General Manager, Finance Division Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Notice of convocation of the ordinary general meeting of shareholders for the 105th business term

2.	Report for the 105th business term

March 3, 2006
TO OUR SHAREHOLDERS

Canon Inc. 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo

Fujio Mitarai President and C.E.O.
NOTICE OF CONVOCATION
OF
THE ORDINARY GENERAL MEETING OF SHAREHOLDERS
FOR THE 105TH BUSINESS TERM
Notice is hereby given that the Ordinary General Meeting of Shareholders for the 105th Business Term of Canon Inc. (the “Company “) will be held as described below and that you are requested to attend the Meeting.
If you do not expect to attend the Meeting, you may exercise your voting rights in writing. After reviewing the following Reference Materials, please indicate your consent/dissent and affix your seal on the enclosed CARD FOR EXERCISE OF VOTING RIGHTS, and return it to us.

1. DATE AND HOUR:	March 30 (Thursday), 2006 at 10:00 a.m.

2. PLACE:	Head Office of the Company 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo (Please see the map on page 13.)
3. MATTERS CONSTITUTING THE PURPOSE OF THE MEETING
  Matters to be Reported:
1.	Reports on the Business Report, Consolidated Balance Sheet and Consolidated Statement of Income for the 105th Business Term (from January 1, 2005 to December 31, 2005), and reports on the Auditing Results of Accounting Auditor and Board of Corporate Auditors regarding the Consolidated Financial Statements.

2.	Reports on the Balance Sheet and Statement of Income for the 105th Business Term (from January 1, 2005 to December 31, 2005).

     Matters to be Resolved upon:

Propositions:
Item No. 1 —	Approval of the Proposal of Profit Appropriation for the 105th Business Term

Item No. 2 —	Partial Amendment of the Articles of Incorporation Gist of this item is set forth in the “Reference Materials for Exercise of Voting Rights” hereafter.

Item No. 3 —	Election of Twenty-Six Directors

Item No. 4 —	Election of Two Corporate Auditors

Item No. 5 —	Grant of Retiring Allowance to Directors and Corporate Auditor to be Retired
(The enclosed “Report for the 105th Business Term” is the accompanying document relating to Matters to be Reported and Item No. 1 of the Propositions.)

Upon attending the Meeting, please present the enclosed Card for Exercise of Voting Rights to the receptionist at the place of the Meeting.

REFERENCE MATERIALS FOR EXERCISE OF VOTING RIGHTS

1.	Number of Voting Rights Held by All Shareholders:
8,870,589 voting rights
2.	Propositions and Reference Matters
Item No. 1: Approval of the Proposal of Profit Appropriation for the 105th Business Term
Considering further reinforcement of the company organization and expansion of business operations in the future, the Proposal of Profit Appropriation for the 105th Business Term is intended to be as described in the enclosed “Report for the 105th Business Term” (page 59).
Regarding our year-end dividend, since the Company was able to achieve record high results for this Business Term, both in terms of non-consolidated and consolidated base results, we propose a dividend of 67.50 yen per share, which is an increase by 27.50 yen compared to the dividend for the previous term, in order to respond to the continuing support from our shareholders.
Since we have already paid an interim dividend of 32.50 yen per share, together with the above dividend, the dividend for the entire Business Term will be 100.00 yen per share, an increase of 35.00 yen compared to the dividend for the previous Business Term.
As for the bonus for Directors, it is proposed to be 222,500,000 yen.
In addition, you are requested to approve that, based on the provisions of tax law, Reserve for Special Depreciation and Reserve for Deferral of Capital Gain on Property should be reversed and accumulated.
Item No. 2: Partial Amendment of the Articles of Incorporation
1.	Reason and Purpose of Amendment

To strengthen and enhance the Company’s audit system, we propose to increase the number of Corporate Auditors from “four (4) or less” to “five (5) or less” in Article 24 of the current Articles of Incorporation.

2.	Substance of Amendment

The substance of the amendment is as follows:
(The amended parts are underlined.)

Current Articles of Incorporation		Proposed Amendment

Number		Number
Article 24.	The Company shall have four (4) Corporate Auditors or less.	Article 24.	The Company shall have five (5) Corporate Auditors or less.

Item No.3: Election of Twenty-Six Directors
The term of offices of all of the twenty-five Directors will expire at the end of this Meeting. We would like you to elect twenty-six Directors.

The candidates for the Directors are as follows:

Candidate No.	Name (Date of birth)	Brief personal record and representation in other companies		Number of the Company’s shares held

1	Fujio Mitarai (Sep. 23, 1935)	As of		60,800 shares
		Apr. 1961:	Entered the Company
		Mar. 1981:	Director
		Mar. 1985:	Managing Director
		Mar. 1989:	Senior Managing & Representative Director
		Mar. 1993:	Executive Vice President & Representative Director
		Sep. 1995:	President & C.E.O. (present)

2	Toshizo Tanaka (Oct. 8, 1940)	As of		11,768 shares
		Apr. 1964:	Entered the Company
		Mar. 1995:	Director
		Apr. 1995:	Group Executive of Finance & Accounting Headquarters (present)
		Mar. 1997:	Managing Director
		Mar. 2001:	Senior Managing Director (present)

Candidate No.	Name (Date of birth)	Brief personal record and representation in other companies		Number of the Company’s shares held

3	Tsuneji Uchida (Oct. 30, 1941)	As of		5,600 shares
		Apr. 1965:	Entered the Company
		Mar. 1997:	Director
		Jan. 2001:	Chief Executive of Image Communication Products Operations (present)
		Mar. 2001:	Managing Director
		Mar. 2003:	Senior Managing Director (present)

4	Nobuyoshi Tanaka (Dec. 23, 1945)	As of		12,355 shares
		Apr. 1970:	Entered the Company
		Mar. 1993:	Director
		Apr. 1999:	Group Executive of Corporate Intellectual Property and Legal Headquarters (present)
		Mar. 2001:	Managing Director (present)

5	Junji Ichikawa (Feb. 9, 1943)	As of		10,531 shares
		Jan. 1970:	Entered the Company
		Mar. 1997:	Director
		Mar. 2001:	Managing Director (present)
		Apr. 2004:	Chief Executive of Optical Products Operations (present)

6	Hajime Tsuruoka (Jul. 9, 1943)	As of		7,695 shares
		Nov. 1973:	Entered the Company
		Mar. 1997:	Director
		Mar. 1999:	President of Canon Europa N.V. (present)
		Mar. 2001:	Managing Director (present)
(Representation in other companies)
– President of Canon Europa N.V.

Candidate No.	Name (Date of birth)	Brief personal record and representation in other companies		Number of the Company’s shares held

7	Akiyoshi Moroe (Sep. 28, 1944)	As of		10,955 shares
		Apr. 1968:	Entered the Company
		Mar. 1999:	Director
		Apr. 1999:	Group Executive of General Affairs Headquarters (present)
		Mar. 2003:	Managing Director (present)

8	Kunio Watanabe (Oct. 3, 1944)	As of		8,235 shares
		Apr. 1969:	Entered the Company
		Apr. 1995:	Group Executive of Corporate Planning Development Headquarters (present)
		Mar. 1999:	Director
		Mar. 2003:	Managing Director (present)

9	Hironori Yamamoto (Dec. 23, 1943)	As of		4,900 shares
		Apr. 1969:	Entered the Company
		Mar. 1999:	Director
		Mar. 2004:	Managing Director (present)
		Jul. 2005:	Group Executive of Global Manufacturing Headquarters (present)

10	Yoroku Adachi (Jan. 11, 1948)	As of		6,095 shares
		Apr. 1970:	Entered the Company
		Mar. 2001:	Director
		Mar. 2005:	Managing Director (present)
		Apr. 2005:	President of Canon U.S.A., Inc. (present)
(Representation in other companies)
– President of Canon U.S.A., Inc.

Candidate No.	Name (Date of birth)	Brief personal record and representation in other companies		Number of the Company’s shares held

11	Yasuo Mitsuhashi (Nov. 23, 1949)	As of		4,985 shares
		Apr. 1974:	Entered the Company
		Mar. 2001:	Director
		Apr. 2003:	Chief Executive of Peripheral Products Operations (present)
		Mar. 2005:	Managing Director (present)

12	Katsuichi Shimizu (Nov. 13, 1946)	As of		5,625 shares
		Apr. 1970:	Entered the Company
		Apr. 2001:	Deputy Chief Executive of Office Imaging Products Operations
		Mar. 2003:	Director (present)
		Apr. 2003:	Chief Executive of Inkjet Products Operations (present)

13	Ryoichi Bamba (Nov. 25, 1946)	As of		3,000 shares
		Apr. 1972:	Entered the Company
		Apr. 1998:	Senior Vice President of Canon U.S.A., Inc.
		Feb. 2003:	Executive Vice President of Canon U.S.A., Inc. (present)
		Mar. 2003:	Director (present)

14	Tomonori Iwashita (Jan. 28, 1949)	As of		3,700 shares
		Apr. 1972:	Entered the Company
		Jan. 2001:	Group Executive of Photo Products Group
		Mar. 2003:	Director (present)
		Apr. 2003:	Deputy Chief Executive of Image Communication Products Operations (present)

Candidate No.	Name (Date of birth)	Brief personal record and representation in other companies		Number of the Company’s shares held

15	Toshio Homma (Mar. 10, 1949)	As of		6,595 shares
		Apr. 1972:	Entered the Company
		Apr. 2001:	Deputy Chief Executive of i Printer Products Operations
		Mar. 2003:	Director (present)
		Jul. 2003:	Group Executive of L Printer Business Promotion Headquarters (present)

16	Shigeru Imaiida (Sep. 16, 1948)	As of		4,535 shares
		Apr. 1972:	Entered the Company
		Mar. 2003:	Director (present)
		Apr. 2004:	Group Executive of Global Manufacturing Headquarters
		Oct. 2005:	Director of Canon ANELVA Corporation (present)

17	Masahiro Osawa (May 26, 1947)	As of		3,295 shares
		Apr. 1971:	Entered the Company
		Jul. 2003:	Deputy Group Executive of Finance & Accounting Headquarters
		Mar. 2004:	Director (present)
		Apr. 2004:	Group Executive of Global Procurement Headquarters (present)

18	Keijiro Yamazaki (Oct. 14, 1948)	As of		3,100 shares
		Apr. 1971:	Entered the Company
		Jan. 2000:	Deputy Group Executive of Human Resources Management & Organization Headquarters
		Mar. 2004:	Director (present)
		Apr. 2004:	Group Executive of Information & Communication Systems Headquarters (present)

Candidate No.	Name (Date of birth)	Brief personal record and representation in other companies		Number of the Company’s shares held

19	Shunichi Uzawa (Jan. 26, 1949)	As of		3,395 shares
		Aug. 1978:	Entered the Company
		Mar. 2004:	Director (present)
		Oct. 2004:	President of SED Inc.
		Jan. 2006:	Group Executive of Core Technology Development Headquarters (present)

20	Masaki Nakaoka (Jan. 3, 1950)	As of		2,000 shares
		Apr. 1975:	Entered the Company
		Apr. 2001:	Deputy Chief Executive of Office Imaging Products Operations
		Mar. 2004:	Director (present)
		Apr. 2005:	Chief Executive of Office Imaging Products Operations (present)

21	Toshiyuki Komatsu (Jan. 19, 1950)	As of		1,400 shares
		Apr. 1972:	Entered the Company
		Mar. 2004:	Director (present)
		Apr. 2004:	Group Executive of Leading-Edge Technology Development Headquarters (present)
		Jul. 2005:	Group Executive of Core Technology Development Headquarters

22	Shigeyuki Matsumoto (Nov. 15, 1950)	As of		2,235 shares
		Apr. 1977:	Entered the Company
		Apr. 2001:	Deputy Group Executive of Device Technology Development Headquarters
		Jan. 2002:	Group Executive of Device Technology Development Headquarters (present)
		Mar. 2004:	Director (present)

Candidate No.	Name (Date of birth)	Brief personal record and representation in other companies		Number of the Company’s shares held

23	Haruhisa Honda (Oct. 14, 1948)	As of		2,926 shares
		Apr. 1974:	Entered the Company
		Apr. 2003:	Deputy Chief Executive of Chemical Products Operations
		Mar. 2004:	Director (present)
		Apr. 2004:	Chief Executive of Chemical Products Operations (present)

24	Tetsuro Tahara (Jan. 31, 1949)	As of		435 shares
		Apr. 1971:	Entered the Company
		Apr. 1999:	Senior General Manager of Office Imaging Products Production Management Center
		Apr. 2002:	Deputy Chief Executive of Office Imaging Products Operations
		Apr. 2003:	Advisory Director (present)
		Apr. 2003:	President of Canon (Suzhou) Inc. (present)
(Representation in other companies)
– President of Canon (Suzhou) Inc.

25	Seijiro Sekine (Oct. 20, 1948)	As of		2,560 shares
		Apr. 1972:	Entered the Company
		Apr. 1995:	General Manager of Business Information Systems Division
		Jan. 2001:	Deputy Group Executive of Information & Communication Systems Headquarters
		Apr. 2004:	Advisory Director (present)
		Oct. 2004:	Group Executive of Logistics Headquarters (present)

26	Shunji Onda (Mar. 13, 1950)	As of		2,435 shares
		Apr. 1972:	Entered the Company
		Jan. 2002:	General Manager of Finance Division
		Apr. 2004:	Senior General Manager of Optical Products Business Administration Center (present)
		Apr. 2005:	Advisory Director (present)

Note: None of the candidates for the Directors have any special interest in the Company.

Item No. 4: Election of Two Corporate Auditors
To strengthen and enhance the Company’s audit system, we propose to increase the number of Corporate Auditors by one person and make the number of Corporate Auditors five (5), subject to the approval of “Item No.2: Partial Amendment of the Articles of Incorporation.” Also, since the present Corporate Auditor Mr. Tetsuo Yoshizawa will retire at the end of this Meeting, we would like you to elect two Corporate Auditors.

The candidates for the Corporate Auditors are as follows.

Prior to our proposal of this item, we have already obtained the consent from the Board of Corporate Auditors.

Candidate No.	Name (Date of birth)	Brief personal record and representation in other companies		Number of the Company’s shares held

1	Yoshinobu Shimizu (Oct. 26, 1944)	As of		— shares
		Mar. 1973:	Registered as Certified Public Accountant (present)
		Jun. 1990:	Representative Partner of Showa Ota & Co.
		May. 2002:	Deputy Chief Executive Officer of Century Ota Showa & Co. (present Ernst & Young ShinNihon)
		Feb. 2006:	Retired Ernst & Young ShinNihon

2	Minoru Shishikura (Sep. 13, 1953)	As of		1,000 shares
		Apr. 1976:	Entered The Dai-ichi Mutual Life Insurance Company
		Apr. 2000:	General Manager of Loan Department of The Dai-ichi Mutual Life Insurance Company
		Apr. 2002:	General Manager of Credit Department of The Dai-ichi Mutual Life Insurance Company (present)

Notes:	1.	None of the candidates for the Corporate Auditors have any special interest in the Company.
	2.	Mr. Yoshinobu Shimizu and Mr. Minoru Shishikura are the candidates for outside Corporate Auditors defined by Article 18, Paragraph 1 of the Law regarding Exceptional Rules of the Commercial Code concerning Auditing, etc. of Stock Corporations.

Item No.5: Grant of Retiring Allowances to Directors and Corporate Auditor to be Retired
It is proposed that retiring allowances be granted to each of Mr. Yukio Yamashita and Mr. Yusuke Emura, the Directors to be retired, and Mr. Tetsuo Yoshizawa, the Corporate Auditor to be retired, at the end of this Meeting, in appreciation of their services during their terms in offices, within the due amount based upon certain standards stipulated by the Company, and that the determination of the actual amount and the time and method of granting, etc. be entrusted to the Board of Directors for the Directors to be retired and to the consultation of the Corporate Auditors for the Corporate Auditor to be retired.

Brief personal records of each of the Directors and the Corporate Auditor to be retired are as follows:

Name	Brief personal record

Yukio Yamashita	As of
	Mar. 1991:	Director
	Mar. 1997:	Managing Director
	Mar. 1999:	Senior Managing Director (present)

Yusuke Emura	As of
	Mar. 1993:	Director
	Mar. 1999:	Managing Director (present)

Tetsuo Yoshizawa	As of
	Mar. 1998:	Corporate Auditor (present)

The map of the place of
the General Meeting of Shareholders

Place:	Head Office of the Company 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo

Station:	Shimomaruko Station of the Tokyu Tamagawa Line (About 10 minutes walk)

(This page has been left blank intentionally.)

To Our Shareholders	17

(Materials attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders for the 105th Business Term)

Business Report	18

Consolidated Balance Sheets	46

Consolidated Statements of Income	47

Audit Report of Accounting Auditor on	50
Consolidated Balance Sheet and
Consolidated Statement of Income
(Certified Copy)

Audit Report of Board of Corporate Auditors on	52
Consolidated Balance Sheet and
Consolidated Statement of Income
(Certified Copy)

Non-Consolidated Balance Sheets	54

Non-Consolidated Statements of Income	56

Proposal of Profit Appropriation	59

Audit Report of Accounting Auditor	60
(Certified Copy)

Audit Report of Board of Corporate Auditors	62
(Certified Copy)

(For Reference) Information on Shares	64
*	The products mentioned in this report may have different names in other regions.

To Our Shareholders

     We are pleased to present our report for the 105th business term (from January 1, 2005 to December 31, 2005).
     During this business term, the global economy grew at a steady pace, despite factors like uncertainties in the Middle East and the sudden rise in crude oil prices.
     For the Canon Group, this final year of Phase II (2001 to 2005) of our “ Excellent Global Corporation Plan” was another year for implementing various operational innovations in each area of development, production and sales. The effectiveness of these initiatives allowed us to surpass our record results of the previous term with new record highs in consolidated and non-consolidated sales and profits, which brought Phase II of our “ Excellent Global Corporation Plan” to a successful conclusion.
     In consideration of our business results for this term, we intend to respond to your loyal support by proposing a dividend payment of 67.50 yen per share at our 105th Ordinary General Meeting of Shareholders. This is in addition to the interim dividend of 32.50 yen per share, which will bring the full-year dividend to a total of 100.00 yen per share, or 35.00 yen more than in the previous term.
     In the current business term, we have launched a new five-year plan, Phase III (2006 to 2010) of our “ Excellent Global Corporation Plan.” Our intention in implementing this plan is to create new business segments and achieve sound growth for the Canon Group, while maintaining the solidly profitable corporate structure we have built to date.
     We look forward to your continued support and encouragement in the future.

     March 2006

FUJIO MITARAI
President & C.E.O.

(Materials attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders for the 105th Business Term)
BUSINESS REPORT
(From January 1, 2005 to December 31, 2005)
1. General Business Outline
(1) Business Progress and Results of the Canon Group
■ General Business Conditions
     Reviewing conditions in both the domestic and overseas economies during the term, steady growth of business conditions continued in the U.S. due to improved business performance and favorable household income conditions, despite concerns about the impact of the sudden rise in crude oil prices and major hurricanes. European economies achieved a mild recovery with the help of expanding external demand, amid continued stagnant consumer spending. And in Asia, the Chinese economy maintained its strong growth, which led other Asian countries to ongoing economic expansion. The Japanese economy sustained its mild economic recovery with improving business profits resulting in increased capital investments and personal consumption. In the foreign exchange markets, the yen weakened against the U.S. dollar and the euro on a yearly basis, compared to the previous term.
     Regarding markets in which the Canon Group operates, demand for digital cameras continued to expand, with particularly rapid growth in the single lens reflex (SLR) camera sector. Demand for networked multifunctional devices, printers and other computer peripherals grew for color-capable devices both in Japan and overseas, while demand continued to shift toward low-priced products due to intensified price competition. Demand for semiconductor production equipment remained stagnant, but with the market for large LCD televisions growing rapidly, demand for mirror projection mask aligners for LCDs remained strong.
     Under these business conditions, the Canon Group entered the final year of Phase II (2001 to 2005) of its “Excellent Global Corporation Plan” and all employees worked in unison to implement various operational innovations in fulfillment of that plan.
     In the areas of development and production, the resources of the entire group were mustered to take development and production innovation activities a step farther and create systems that make it possible to rapidly develop high-value-added products and achieve ongoing cost reduction.

Attention was focused in particular on the realization of a “prototype-less” development process, through enhancement of measuring, analysis and simulation technologies. We also worked to promote the in-house production of product-differentiating key components, while improving development sophistication and speed with enhanced technology and infrastructure. In addition, we implemented procurement innovations including the construction of an efficient parts procurement system based on the consolidation of suppliers. These activities made it possible to achieve expected cost reductions despite a sudden rise in the price of raw materials.
     Meanwhile, we also supplemented our development and manufacturing infrastructure. Activities to proceed R&D and manufacturing capabilities during the term included the completion of an advanced technology R&D building with cutting-edge research facilities at our headquarters, the opening of the Yako Development Center (Kawasaki-shi) for the development of inkjet printers, and the construction of a new manufacturing facility for office imaging products at the Toride Plant (Toride-shi).
     In the area of sales, supply chain management was reinforced to achieve greater efficiency and the solutions business was vigorously developed to expand business in this new market.
     In addition, aiming to demonstrate the Canon Group’s business direction, we held events under the title “Canon EXPO 2005,” in New York, Paris and Tokyo in September and October 2005. These events featured exhibits highlighting display products under development for Canon’s entry into the display market, as well as prototypes of various next-generation products, and we received high praise.
     Through the activities described above, the Canon Group recorded positive results following the previous term. During the term we attained, on a consolidated basis, net sales of 3,754.2 billion yen (an 8.3% increase over the previous term), income before income taxes and minority interests of 612.0 billion yen (a 10.8% increase), and net income of 384.1 billion yen (an 11.9% increase). Also, on a non-consolidated basis, we recorded net sales of 2,481.5 billion yen (an 8.9% increase), ordinary profit of 440.7 billion yen (an 11.2% increase), and net income of 289.3 billion yen (a 16.1% increase). Record highs were achieved for both sales and profits.

■ Sales by Operations
Consolidated

	Sales	Change from Fiscal 2004
Operations	(100 millions of yen)	(%)

Business Machines	25,024	4.8
Office Imaging Products	11,532	2.9
Computer Peripherals	12,449	8.3
Business Information Products	1,043	(10.9)

Cameras	8,792	15.2

Optical and Other Products	3,726	17.6

Total	37,542	8.3

Note: Regarding the segment of “Business information products” within the “Business machines” category, there were no sales on a non-consolidated basis.
Non-Consolidated

	Sales	Change from Fiscal 2004
Operations	(100 millions of yen)	(%)

Business Machines	15,949	7.8
Office Imaging Products	5,093	1.7
Computer Peripherals	10,856	11.0

Cameras	6,631	9.7

Optical and Other Products	2,235	14.8

Total	24,815	8.9

● Business Machines Operations
Office Imaging Products
     The market for this segment enjoyed overall favorable conditions based on higher domestic and overseas demand for color devices. However, competition was intensified due to significant price declines.
     As for office-use color devices in our “imageRUNNER series” of digital networked multifunctional devices, we launched in the Japanese market and worked to expand sales of our new “iR C6870/C5870 series” of high-speed color devices equipped with our Multifunctional Embedded Application Platform (“MEAP”), which offers users an expanded range of functions. We also enjoyed good sales of the new medium-speed “iR C3170/C2570 series” equipped with the “New Color iR Controller” featuring improved image processing capabilities, while the “iR C3220/C2620 series” maintained its strong sales. As for office-use black-and-white machines, we renewed our product lineup (from low- to high-speed machines). In the Japanese market, we introduced such machines as high-speed “iR7105 series” with improved productivity and reliability for high-volume printing, following the introduction of the new high-speed multifunctional “iR6570/5570 series” in the first half. In the overseas markets, we launched the price-competitive, affordable “iR2020/2016” featuring enhanced network functions. In addition, higher sales of the medium-speed machines like the “iR4570/3570/2870/2270 series” released in the previous term helped maintain strong sales results.
     In the solutions business, we proactively worked to improve customer operational efficiency by using “MEAP” and further enhancing our software lineup of the “imageWARE series,” which helped to boost sales of the “imageRUNNER series.”
     Regarding products for individuals and small-business owners, we continued to concentrate on expanding domestic and overseas sales of the black-and-white “Satera MF5750/5730” and “Satera MF3110,” and the “Satera MF8170,” the world’s first color machine for A4-size printing, amid a shift to digital multifunctional and color devices.
     As a result of these activities, sales for this segment grew by 2.9% on a consolidated basis and 1.7% on a non-consolidated basis, both in comparison to the previous term.

Computer Peripherals
     In the market for inkjet printers, fierce competition for market share continued in terms of price and functions, as demand shifted from single-function to multifunctional inkjet machines. Under these circumstances, we advanced the development of our proprietary “FINE” high-precision print head technology for our inkjet printers, which realized a minimum droplet size of 1 pico liter and high resolution of maximum 9,600x2,400 dpi for even higher-quality photo printing. Regarding our multifunctional inkjet machines, we expanded our product lineup ranging from our flagship model “PIXUS MP950” with large-size color LCD, to our standard model “PIXUS MP500” and our entry model “PIXUS MP170.” Also we offered a variety of products like the “PIXUS iP7500,” a single-function machine with enhanced print quality, speed and longer life, and the standard high-performance “PIXUS iP4200,” which offers both high resolution and functionality, which allowed us to increase our unit sales of inkjet printers.
     In the area of laser beam printers, greater demand resulted in significantly higher unit sales of both black-and-white and color OEM-brand products, and in steady sales revenue, as the market continued to shift to low-priced products. As for Canon-brand products, we introduced the “Satera LBP3000” and “Satera LBP3210” black-and-white printers capable of printing A4 papers, and as for color devices of which demand continues to expand, we strengthened our lineup by introducing in the second half the affordable “Satera LBP5000” color printer capable of A4-size paper, embedding high-speed and compact tandem engines, following the introduction in the first half of the “Satera LBP5900/5600,” a high-speed color printer capable of printing A3 paper. Introducing these products equipped with the “MEAP-Lite” function expansion system, we aimed to achieve greater differentiation through further development of our solutions business and, thereby, expand sales.
     As for image scanners, we introduced the new “CanoScan LiDE 500FV” and maintained our high market share, but recorded lower sales as demand is shifting to multifunctional machines. In inkjet fax machines, our “PL series” with large LCD panel met with a favorable market response.
     As a result of these activities, sales for this segment grew by 8.3% on a consolidated basis and 11.0% on a non-consolidated basis, both in comparison to the previous term.

Business Information Products
     With the enactment of various laws related to the management of documents, much attention has come to be focused on the digitization of documents, and demand for business-use document scanners marketed by Canon Electronics, Inc. is expanding. Under these conditions, we added the affordable “DR-2580C/2050C” and the high-speed “DR-7580” and “DR-5010C” to our strong-selling “DR Scanner series,” and we worked to expand sales together with our top-of-the-line “DR-9080C.” As a result of these efforts and our introduction of the “CR-55,” a new product for our check scanners which are selling very well in the U.S., we recorded a strong increase in sales.
     Regarding the calculators marketed by Canon Electronics Business Machines (H.K.) Co., Ltd., there has been repeated introduction of new products to the Japanese market, such as the first ten-key calculator equipped with a card reader-writer function. Print-capable calculators continued to enjoy a favorable reception in the U.S. market, and in the European market, marketing structure was enhanced to expand sales. With the market in decline, however, sales remained flat. Regarding the electronic dictionaries for the Japanese market also handled by that company, the “wordtank V80” for those studying Chinese and the “wordtank V30” for high school students maintained a strong sales performance. That result, together with the introduction of the “wordtank V35,” a follow-up model which offers significantly more content, led to higher sales.
     Turning to the servers and personal computers handled by Canon Sales Co., Inc., demand continued at a high level, but sales fell as that company continued to shift its focus away from the sale of single products and toward the solutions business.
     As a result of these activities, sales for this segment fell by 10.9% on a consolidated basis in comparison to the previous term. For this segment, there were no sales on a non-consolidated basis.

● Camera Operations
     In digital cameras, we introduced the small, light-weight, extremely portable and mobile “EOS Kiss Digital N” and received favorable response in the single lens reflex (SLR) camera segment, which is experiencing exploding demand. We also released the “EOS 5D” high-end amateur model equipped with a newly developed full-size 35mm, approximately 12.8 megapixel CMOS sensor and our “EOS-1D Mark II N” flagship model realizing super high-speed and high-resolution. Efforts to expand the sales of these products together with the “EOS 20D” introduced in the previous term resulted in significantly higher sales in this segment. Our EF lens series products also enjoyed very strong sales as a result.
     In the area of compact digital cameras, we introduced seven new products, including the “PowerShot S80” and “PowerShot A620” in our “PowerShot series,” which allows various photographic styles by the wide range of product lineup. We also released six new products, including the “IXY DIGITAL 700” and “IXY DIGITAL 60,” in our stylish and compact “IXY DIGITAL series.” We enjoyed strong sales growth as a result.
     In the compact photo printer market, we launched three new “SELPHY series” (dye sublimation printer) products, including the “SELPHY CP600” equipped with the “DIGIC II” image engine, which offers high speed and high-resolution.
     In digital video cameras, we strengthened our product lineup by expanding the scope of recording formats we offer from MiniDV to HDV and DVD. We introduced new products like the HD high-resolution “XL H1” and the DVD-compatible “DC 20,” in addition to the 4-megapixel MiniDV “IXY DV M5.”
     For the film camera market, we released new products and worked to expand sales, but with the growing shift to digital cameras, sales fell.
     We also worked to boost sales of the “Power Projector SX50” LCD projector, which is equipped with “AISYS,” our new optical engine, and offers both high resolution and brightness in a compact and low-cost unit.
     As a result of these activities, sales for this segment grew by 15.2% on a consolidated basis and 9.7% on a non-consolidated basis, both in comparison to the previous term.

● Optical and Other Products Operations
     Though overall shipment volume in the market for semiconductor production equipment is trending downward, we experienced strong sales of KrF (krypton fluoride) steppers and i-line steppers to semiconductor manufacturers, who are performing active capital investments. Efforts were made to increase sales of the new “FPA-6000ES6a” KrF steppers and new “FPA-5500iZa” i-line steppers. Persistent severe price competition, however, resulted in lower sales revenue.
     Regarding mirror projection mask aligners for LCDs, our “MPA-8000” sixth-generation mirror projection mask aligner and “MPA-8500” seventh-generation mirror projection mask aligner enjoyed strong sales against the background of ongoing robust demand for LCD panels and capital investments by LCD panel manufacturers. And with growing demand for LCD TVs due to rapid price decline, we introduced our “MPA-8800” eighth-generation mirror projection mask aligner in response to active investment by LCD TV panel manufacturers aiming for larger panels and lower prices. All of these factors resulted in a major increase in sales of our mirror projection mask aligners.
     In the area of broadcast-use television lenses, we focused on expanding sales of new products like our “HJ17ex7.6B” portable High Definition Television (HDTV) camera lenses and “YJ20x8.5B” SDTV camera lenses. Results of our efforts were particularly good in Europe, where we recorded a strong increase in sales of zoom lenses for HDTV cameras.
     In the market for medical equipment, we introduced the “CXDI-40EG,” a new product in our “CXDI series” of X-ray digital cameras, which use our own Flat Panel X-Ray Image Sensor, and recorded a strong increase in sales. In ophthalmic equipment, our “CR-DGi” digital non-mydriatic retinal camera enjoyed strong sales as medical examinations for the prevention of lifestyle-related diseases spread throughout the world.
     As a result of these activities, sales for this segment grew by 17.6% on a consolidated basis and 14.8% on a non-consolidated basis, both in comparison to the previous term.

Note: The products mentioned above may have different names in other areas.

■ Facilities Investment by the Canon Group
     The investment in facilities during this term totaled 383.8 billion yen (271.8 billion yen by the Company).
Main facilities completed during this term
•	Canon Inc. Headquarters: New Leading-Edge Technology Research Building (Headquarters Operations)
Location: Ohta-ku, Tokyo Date of Completion : July 2005
•	Oita Canon Inc.: Camera Manufacturing Plant / New Logistics Building* (Camera Operations)
Location: Oita-shi, Oita Pref. Date of Completion : April 2005 *Leased to Oita Canon Inc. by the Company
•	Utsunomiya Plant: Manufacturing Plant (Camera Operations)
Location: Utsunomiya-shi, Tochigi Pref. Date of Completion : November 2005
•	Toride Plant: Manufacturing Plant (Business Machines Operations)
Location: Toride-shi, Ibaraki Pref. Date of Completion : July 2005
Main facilities under construction for establishment/expansion as of the end of this term
•	Yako Development Center: New R&D Building (Business Machines Operations)
Location: Kawasaki-shi, Kanagawa Pref.
•	Hiratsuka Development Center: New R&D Base (Headquarters Operations)
Location: Hiratsuka-shi, Kanagawa Pref.
•	Canon Inc. Headquarters: New R&D Building (Headquarters Operations)
Location: Ohta-ku, Tokyo
•	Canon Inc.: Land for new Production Technology Base (Headquarters Operations)
Location: Kawasaki-shi, Kanagawa Pref.

(2) Management Perspectives of the Canon Group
     Through Phase I (1996 to 2000) and Phase II (2001 to 2005) of its “Excellent Global Corporation Plan,” the Canon Group pursued total optimization. Under the policy of putting profits ahead of sales, we pushed forward selection and concentration measures and, amid ongoing product digitalization, worked to enhance our product competitiveness and establish corporate structure for high profitability.
     The business environment the Canon Group will face in the future will likely be characterized by ongoing economic globalization against the background of stable economic growth at the global level, as well as further adoption of broadband network and explosive growth of the digital imaging business sector.
     Viewing these conditions as a business opportunity, the Canon Group will continuously try to boldly apply the operational, technological, personnel, financial and other business resources it has built up in ways that make further sound growth possible. Toward that end, we have formulated a new five-year plan – Phase III (2006 to 2010) of our “Excellent Global Corporation Plan.”
     Chief among the priority strategies contained in this plan is achieving the overwhelming No.1 position worldwide in all of our current core businesses and establishing our display technologies as businesses, a major new business for the Canon Group. And we aim to review our production systems in Japan through steps like the introduction and promotion of high-productivity automated systems, and we will establish new production systems to sustain international competitiveness. We will also expand our business operations through diversification and establish a Three Regional Headquarters System based in Japan, the U.S. and Europe, identify new business domains and accumulate the required technologies. Furthermore, we will also focus on nurturing strong individuals promoting these everlasting corporate reforms.
     By forcefully advancing these priority strategies, the Canon Group aims to create business operations that can prosper in perpetuity and make us a truly excellent global corporation.

(3) Business Results and Status of Assets of the Canon Group

Consolidated
	101st Business Term	102nd Business Term
	(Jan. 1, 2001-Dec. 31, 2001)	(Jan. 1, 2002-Dec. 31, 2002)

Net Sales (100 millions of yen)	29,075	29,401

Income before Income Taxes and Minority Interests (100 millions of yen)	2,815	3,300

Net Income (100 millions of yen)	1,675	1,907

Basic Net Income Per Share (yen)	191.29	217.56

Total Assets (100 millions of yen)	28,447	29,427

Net Assets (Total Stockholders’ Equity) (100 millions of yen)	14,584	15,919

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.
	2.	Basic net income per share is calculated based on the weighted average number of outstanding shares during the term.

Non-Consolidated
	101st Business Term	102nd Business Term
	(Jan. 1, 2001-Dec. 31, 2001)	(Jan. 1, 2002-Dec. 31, 2002)

Net Sales (100 millions of yen)	17,074	17,890

Ordinary Profit (100 millions of yen)	2,111	2,409

Net Income (100 millions of yen)	391	1,441

Net Income Per Share (yen)	44.71	164.46

Total Assets (100 millions of yen)	16,580	18,481

Net Assets (Total Stockholders’ Equity) (100 millions of yen)	11,184	12,353

Notes:	1.	Net income per share is calculated based on the weighted average number of outstanding shares during the term, however, the treasury stock is excluded upon calculation.
From the 103rd business term, upon calculation of net income per share, the amount of directors’ bonuses shown in the Proposal of Profit Appropriation is deducted from the net income.
2.	Net income and net income per share for the 101st business term were significantly low due to a one-time amortization of unrecognized net pension obligations.

103rd Business Term	104th Business Term	105th Business Term
(Jan. 1, 2003-Dec. 31, 2003)	(Jan. 1, 2004-Dec. 31, 2004)	(Jan. 1, 2005-Dec. 31, 2005)

31,981	34,679	37,542

4,482	5,521	6,120

2,757	3,433	3,841

313.81	387.80	432.94

31,821	35,870	40,436

18,655	22,099	26,047

103rd Business Term	104th Business Term	105th Business Term
(Jan. 1, 2003-Dec. 31, 2003)	(Jan. 1, 2004-Dec. 31, 2004)	(Jan. 1, 2005-Dec. 31, 2005)

20,237	22,784	24,815

3,206	3,963	4,407

2,287	2,493	2,893

260.03	281.30	325.83

20,593	23,848	26,528

14,442	16,514	18,754

3.	Net income and net income per share for the 103rd business term increased significantly from the 102nd business term due to gain on exemption from the substitutional portion of the employees’ pension fund.

2. Company Profile
(The following statements are the status as of December 31, 2005, if not specified otherwise.)
(1) Main Activities of the Canon Group
     Canon Group is engaged in the manufacture and sales of the following products.

Operations		Main Products

Business Machines	Office Imaging Products	Digital Multifunctional Devices,
Copying Machines,
Laser Facsimiles

	Computer Peripherals	Laser Beam Printers,
Inkjet Printers,
Inkjet Multifunctional Devices,
Inkjet Facsimiles,
Image Scanners

	Business Information Products	Computers,
Document Scanners,
Microfilm Equipment,
Handy Terminals,
Calculators,
Electronic Dictionaries

Cameras		Digital Cameras,
Film Cameras,
Digital Video Cameras,
Interchangeable Lenses,
LCD Projectors

Optical and Other Products		Semiconductor Production Equipment,
Mirror Projection Mask Aligners for LCDs,
Broadcast-use Television Lenses,
Ophthalmic Equipment,
X-Ray Equipment,
Medical Image Recording Equipment

(2) Canon Group Global Network
■ Major Domestic Bases

Name [Location]

Canon Inc.
     Headquarters          [Tokyo]
     Ayase Office          [Kanagawa Pref.]
     Hiratsuka Development Center          [Kanagawa Pref.]
     Ami Plant          [Ibaraki Pref.]
     Optics R&D Center          [Tochigi Pref.]
     Toride Plant          [Ibaraki Pref.]
     Kosugi Office          [Kanagawa Pref.]
     Fuji-Susono Research Park          [Shizuoka Pref.]
     Yako Development Center          [Kanagawa Pref.]
     Tamagawa Plant          [Kanagawa Pref.]
     Utsunomiya Plant          [Tochigi Pref.]
     Utsunomiya Optical Products Plant          [Tochigi Pref.]
Manufacturing
     Canon Chemicals Inc.          [Ibaraki Pref.]
     Nagahama Canon Inc.          [Shiga Pref.]
     Fukushima Canon Inc.          [Fukushima Pref.]
     Oita Canon Inc.          [Oita Pref.]
Marketing
     Canon Sales Co., Inc.          [Tokyo]
     Canon Software Inc.          [Tokyo]
R&D, Manufacturing and Marketing
     Canon Electronics Inc.          [Saitama Pref.]
     Canon Finetech Inc.          [Ibaraki Pref.]
     Canon Machinery Inc.          [Shiga Pref.]
     Nisca Corporation          [Yamanashi Pref.]
     Canon ANELVA Corporation          [Tokyo]

■ Major Overseas Bases

Name [Location]

R&D
     Canon Development Americas, Inc.          [U.S.A.]
     Canon Technology Europe Ltd.          [U.K.]
     Canon Research Centre France S.A.S.          [France]
     Canon Information Systems Research Australia Pty. Ltd.          [Australia]
Manufacturing
     Canon Virginia, Inc.          [U.S.A.]
     Canon Giessen GmbH          [Germany]
     Canon Bretagne S.A.S.          [France]
     Canon Dalian Business Machines, Inc.          [China]
     Canon Zhuhai, Inc.          [China]
     Canon Zhongshan Business Machines Co., Ltd.          [China]
     Canon (Suzhou) Inc.          [China]
     Canon Inc. Taiwan          [Taiwan]
     Canon Hi-Tech (Thailand) Ltd.          [Thailand]
     Canon Vietnam Co., Ltd.          [Vietnam]
     Canon Opto (Malaysia) Sdn. Bhd.          [Malaysia]
Marketing
     Canon U.S.A., Inc.          [U.S.A.]
     Canon Canada, Inc.          [Canada]
     Canon Latin America, Inc.          [U.S.A.]
     Canon Europa N.V.          [Netherlands]
     Canon (UK) Ltd.          [U.K.]
     Canon France S.A.S.          [France]
     Canon Deutschland GmbH          [Germany]
     Canon North-East Oy          [Finland]
     Canon (China) Co., Ltd.          [China]
     Canon Hongkong Co., Ltd.          [Hong Kong]
     Canon Singapore Pte. Ltd.          [Singapore]
     Canon Australia Pty. Ltd.          [Australia]
     Canon do Brasil Indústria e Comércio Limitada          [Brazil]
     Canon Chile, S.A.          [Chile]
     Canon South Africa Pty. Ltd.          [South Africa]
R&D, Manufacturing and Marketing
     Canon Electronic Business Machines (H.K.) Co., Ltd.          [Hong Kong]

(3) Shares and Convertible Debentures of the Company
■ Shares
Total Number of Shares Issuable     2,000,000,000 shares
Total Outstanding Shares, Capital Stock and Number of Shareholders

	As of the end of	Increase during This	As of the end of
	the Previous Term	Term	This Term

Total Outstanding Shares (share)	887,977,251	765,528	888,742,779

Capital Stock (yen)	173,864,347,825	573,380,472	174,437,728,297

Number of Shareholders (person)	49,483	27,525	77,008

Note:	The increase of the total outstanding shares and capital stock reflect the conversion of convertible debentures into shares.

Main Shareholders (Top ten shareholders)

	Investment by		Investment by
	the Shareholders		the Company
	in the Company		in the Shareholders
Name of Shareholders	Number of	Share-	Number of	Share-
	Shares Held	holding	Shares Held	holding
	(thousands	Ratio (%)	(thousands	Ratio (%)
	of shares)		of shares)

The Dai-Ichi Mutual Life Insurance Co.	59,090	6.6	—	—
Moxley & Co.	49,388	5.6	—	—
Japan Trustee Services Bank, Ltd. (Trust Account)	48,360	5.4	—	—
The Master Trust Bank of Japan, Ltd. (Trust Account)	39,888	4.5	—	—
State Street Bank and Trust Company 505103	24,740	2.8	—	—
State Street Bank and Trust Company	21,629	2.4	—	—
Nomura Securities Co., Ltd.	19,735	2.2	—	—
Mizuho Corporate Bank, Ltd.	18,946	2.1	—	—
The Chase Manhattan Bank, N.A. London	18,653	2.1	—	—
Sompo Japan Insurance Inc.	15,273	1.7	—	—

Notes: 1.	With respect to Mizuho Corporate Bank, Ltd., in addition to the above, there are 5,136 (thousands) shares of the Company’s stock, in the form of trust property relating to retirement allowance trust.
2.	The Company owns 6,263 (thousands) shares (shareholding ratio: 0.6%) of Sompo Japan Insurance Inc.’s stock, in the form of trust property relating to retirement allowance trust.

Shareholding by Category

	Number of Shareholders	Number of Shares

Banking Companies	332	330,019,835

Securities Underwriting Companies	60	22,288,903

Other Domestic Companies	989	29,400,666

Foreign Companies, etc.	1,164	454,120,742

Individual and Others	74,462	51,766,951

Treasury Stock	1	1,145,682

Total	77,008	888,742,779

Shareholding Ratio
■ Convertible Debentures

		Balance of Convertible
Issues	Total Amount	Debentures	Ratio of Conversion

The third series of Unsecured Convertible Debentures Due 2008	40,000 million yen	649 million yen	98.4%

(4) Acquisition, Disposition, etc., and Ownership of the Company’s Own Shares

Acquisition during this Term		Disposition during this Term		Number of
	Total Amount		Total Amount	Treasury Stock
Number of	of Acquisition	Number of	of Disposition	as of the end of
Shares	Price	Shares	Price	this Term

Common stock 26,160 shares	154 million yen	Common stock 1,345 shares	8 million yen	Common stock 1,145,682 shares

Notes: 1.	The acquisitions and dispositions during this term reflect the purchase and sales of less-than-one-unit shares.
2.	There were no share annulment procedures with respect to the Company’s treasury stock during this term.
3.	The number of the Company’s treasury stock as of the end of the previous term was 1,120,867 shares of common stock.
(5) Employees of the Canon Group
■ Consolidated

Number of employees	115,583 persons
(Increase of 7,326 persons from the previous term)
Americas	9,938 persons
Europe	10,922 persons
Japan	48,637 persons
Others	46,086 persons
Note:	The number of employees represents the total number of employees excluding those who do not work full-time.
■ Non-Consolidated

Number of employees	19,707 persons
(Increase of 235 persons from the previous term)
Average age	39.4 years
Average years of service	16.6 years
Notes: 1.	The number of employees represents the total number of employees excluding those who do not work full-time.

2.	The number of employees does not include those who have been dispatched to affiliated companies, etc. (2,060 persons).

(6) Consolidated Status
■ Principal Subsidiaries

	Capital Stock	Ratio of Voting
Name of Subsidiary	(millions of yen)	Rights of the	Main Activities
		Company (%)

Canon Sales Co., Inc.	73,303	51.1	Domestic sale of business
			machines, cameras, etc.
Canon Electronics Inc.	4,969	54.2	Manufacture and sale of
			information related
			equipments and precision
			machinery units for cameras
Canon Finetech Inc.	3,451	58.5	Manufacture and sale of
			printers, peripheral devices
			for business machines and
			chemicals, etc.
Canon Software Inc.	1,348	57.7	Development and sale of
			computer software
Canon Machinery Inc.	2,582	67.3	Manufacture and sale of
			semiconductor production
			equipment and automation/
			laborsaving equipment
Nisca Corporation	2,102	51.1	Manufacture and sale of
			office automation equipment
			and optical measurement
			equipment, etc.
Canon U.S.A., Inc.	204,355	100.0	Sale of business machines,
	thousands of U.S.$		cameras, etc. in the Americas
Canon Europa N.V.	290,600	100.0	Sale of business machines,
	thousands of Euro		cameras, etc. in Europe

Notes:	1.	The ratio of the Company’s voting rights in Canon Sales Co., Inc. and Canon Finetech Inc. are calculated together with the number of voting rights held by subsidiaries.
	2.	The ratio of the Company’s voting rights in Canon Software Inc. and in Nisca Corporation are based on the number of voting rights held by subsidiaries.
	3.	The ratio of the Company’s voting rights in Canon Machinery Inc. is calculated based on the number of voting rights as of October 31, 2005.
■ Consolidated Progress
1.	The Company acquired all of the issued and outstanding shares of ANELVA Corporation, which possesses advanced vacuum technology, and made it into a subsidiary as of September 30, 2005. ANELVA Corporation’s corporate name was changed to Canon ANELVA Corporation as of October 1, 2005.
2.	The Company acquired the shares of NEC Machinery Corporation (listed on the Second Section of the Osaka Securities Exchange), which possesses advanced automation technologies, through tender offer and made it into a subsidiary as of October 19, 2005. NEC Machinery Corporation’s corporate name was changed to Canon Machinery Inc. as of December 17, 2005.
■ Consolidated Financial Summary
The number of consolidated subsidiaries of this term was 200, and the number of companies accounted for on equity basis was 13.
The consolidated financial summary of this term are as shown in pages 34 to 35.

(7) Principal Lenders of the Company

		Number of Shares of the
	Outstanding Loan	Company Held by Lender	Shareholding
Lender	(100 millions of yen)	(thousands of shares)	Ratio (%)

Oita Canon Inc.	103	—	—
Canon Semiconductor Equipment Inc.	51	—	—

Note:	The loans from the Company’s subsidiaries Oita Canon Inc. and Canon Semiconductor Equipment Inc. are due to the comprehensive management of surplus assets of such subsidiaries by the Company for the purpose of improving the efficiency of group assets management.
(8) Directors and Corporate Auditors of the Company
Directors

Position	Name	Business in Charge or Main Occupation

President & CEO	Fujio Mitarai
Senior Managing Director	Yukio Yamashita	Group Executive of Human Resources Management & Organization Headquarters
Senior Managing Director	Toshizo Tanaka	Group Executive of Finance & Accounting Headquarters
Senior Managing Director	Tsuneji Uchida	Chief Executive of Image Communication Products Operations
Managing Director	Yusuke Emura	Group Executive of Global Environment Promotion Headquarters
Managing Director	Nobuyoshi Tanaka	Group Executive of Corporate Intellectual Property and Legal Headquarters
Managing Director	Junji Ichikawa	Chief Executive of Optical Products Operations
Managing Director	Hajime Tsuruoka	President of Canon Europa N.V.
Managing Director	Akiyoshi Moroe	Group Executive of General Affairs Headquarters
Managing Director	Kunio Watanabe	Group Executive of Corporate Planning Development Headquarters
Managing Director	Hironori Yamamoto	Group Executive of Global Manufacturing Headquarters
Managing Director	Yoroku Adachi	President of Canon U.S.A., Inc.
Managing Director	Yasuo Mitsuhashi	Chief Executive of Peripheral Products Operations
Director	Katsuichi Shimizu	Chief Executive of Inkjet Products Operations
Director	Ryoichi Bamba	Executive Vice President of Canon U.S.A., Inc.
Director	Tomonori Iwashita	Deputy Chief Executive of Image Communication Products Operations
Director	Toshio Homma	Group Executive of L Printer Business Promotion Headquarters
Director	Shigeru Imaiida	Deputy Group Executive of Global Manufacturing Headquarters
Director	Masahiro Osawa	Group Executive of Global Procurement Headquarters
Director	Keijiro Yamazaki	Group Executive of Information & Communication Systems Headquarters
Director	Shunichi Uzawa	President of SED Inc.
Director	Masaki Nakaoka	Chief Executive of Office Imaging Products Operations
Director	Toshiyuki Komatsu	Group Executive of Leading-Edge Technology Development Headquarters; Group Executive of Core Technology Development Headquarters
Director	Shigeyuki Matsumoto	Group Executive of Device Technology Development Headquarters
Director	Haruhisa Honda	Chief Executive of Chemical Products Operations

Corporate Auditors

Position	Name	Business in Charge or Main Occupation

Corporate Auditor	Teruomi Takahashi
Corporate Auditor	Kunihiro Nagata
Corporate Auditor	Tadashi Ohe	Attorney
Corporate Auditor	Tetsuo Yoshizawa

Notes:	1.	Directors Mr. Kinya Uchida and Mr. Ikuo Soma retired at the end of the Ordinary General Meeting of Shareholders for the 104th Business Term which was held on March 30, 2005.
	2.	Corporate Auditors Mr. Tadashi Ohe and Mr. Tetsuo Yoshizawa are outside Corporate Auditors defined by Article 18, Paragraph 1 of the Law regarding Exceptional Rules of the Commercial Code concerning Auditing, etc. of Stock Corporations.
	3.	Business in Charge or Main Occupation of Directors Mr. Shigeru Imaiida, Mr. Shunichi Uzawa and Mr. Toshiyuki Komatsu as of January 1, 2006 are as given below.

Director	Shigeru Imaiida	Director of Canon ANELVA Corporation
Director	Shunichi Uzawa	Group Executive of Core Technology Development Headquarters
Director	Toshiyuki Komatsu	Group Executive of Leading-Edge Technology Development Headquarters
(9) Payment Amount as Compensation for the Accounting Auditor of the Company
     Amount of payment by the Company and its subsidiaries as compensation for the accounting auditor (Ernst & Young ShinNihon: Hibiya Kokusai Bldg., 2-3 Uchisaiwai-cho 2-chome, Chiyoda-ku, Tokyo) is as follows:

Amount

(i)	Total amount of payment by the Company and its subsidiaries as compensation for the accounting auditor	752 million yen

(ii)	Of the above amount (i), the amount of payment as remuneration for the auditing services defined in Article 2, Clause 1 of the Certified Public Accountant Law	323 million yen

(iii)	Of the above amount (ii), the amount of payment to the accounting auditor by the Company	114 million yen

Notes:	Within the audit agreement between the Company and the accounting auditor, remuneration amounts are determined on a lump-sum without a breakdown into separate remuneration amounts for auditing services in accordance with the Law regarding Exceptional Rules of the Commercial Code concerning Auditing, etc. of Stock Corporations and in accordance with the Securities and Exchange Law. Accordingly, the amounts shown in (iii) above represent total amounts of remuneration to the accounting auditor for their auditing services.
3. Important Events Occurred after this Business Term in respect to the Canon Group’s Situation
     There is nothing to be mentioned specifically.

Note:	The figures for amount stated in this Business Report are rounded off to the nearest unit, provided that in respect to the net income per share, the figures are rounded off to the second decimal places. The figures for the number of stock are those omitting the figures of less-than-one-unit shares.

Consolidated Balance Sheets

ASSETS	Millions of yen
	As of Dec. 31,	As of Dec. 31,
	2005	2004
	(Audited)	(Audited)

Current assets:
Cash and cash equivalents	1,004,953	887,774
Marketable securities	172	1,554
Trade receivables, net	689,427	602,790
Inventories	510,195	489,128
Prepaid expenses and other current assets	253,822	250,906

Total current assets	2,458,569	2,232,152

Noncurrent receivables	14,122	14,567
Investments	104,486	97,461
Property, plant and equipment, net	1,148,821	961,714
Other assets	317,555	281,127

Total assets	4,043,553	3,587,021

LIABILITIES AND STOCKHOLDERS' EQUITY	Millions of yen
	As of Dec. 31,	As of Dec. 31,
	2005	2004
	(Audited)	(Audited)

Current liabilities:
Short-term loans and current portion of long-term debt	5,059	9,879
Trade payables	505,126	465,396
Income taxes	110,844	105,565
Accrued expenses	248,205	205,296
Other current liabilities	209,394	197,029

Total current liabilities	1,078,628	983,165

Long-term debt, excluding current installments	27,082	28,651
Accrued pension and severance cost	80,430	132,522
Other noncurrent liabilities	52,395	45,993

Total liabilities	1,238,535	1,190,331

Minority interests	200,336	186,794
Commitments and contingent liabilities
Stockholders’ equity:
Common stock	174,438	173,864
[Authorized shares] (share)	[2,000,000,000]	[2,000,000,000]
[Issued shares] (share)	[888,742,779]	[887,977,251]
Additional paid-in capital	403,246	401,773
Retained earnings	2,060,620	1,740,834
Legal reserve	42,331	41,200
Other retained earnings	2,018,289	1,699,634
Accumulated other comprehensive income (loss)	(28,212)	(101,312)
Treasury stock	(5,410)	(5,263)
[Treasury shares] (share)	[1,145,682]	[1,120,867]

Total stockholders’ equity	2,604,682	2,209,896

Total liabilities and stockholders’ equity	4,043,553	3,587,021

Notes:

1.	Allowance for doubtful accounts:	11,728 million yen
2.	Accumulated depreciation:	1,272,163 million yen
3.	Accumulated other comprehensive Income (loss) includes amounts for foreign currency translation adjustments, net unrealized gain/loss on securities, net gain/loss on derivatives and minimum pension liability adjustments.
4.	Assets pledged as collateral (Property, plant and equipment):	7,423 million yen
5.	Guarantee obligations for bank loans taken out by employees as well as subsidiaries and affiliates:	38,550 million yen

Consolidated Statements of Income

Millions of yen
	Year ended	Year ended
	Dec. 31, 2005	Dec. 31, 2004
	(Audited)	(Audited)

Net sales	3,754,191	3,467,853
Cost of sales	1,935,148	1,754,510

Gross profit	1,819,043	1,713,343

Selling, general and administrative expenses	1,236,000	1,169,550

Operating profit	583,043	543,793

Other income (deductions):	28,961	8,323
Interest and dividend income	14,252	7,118
Interest expense	(1,741)	(2,756)
Other, net	16,450	3,961

Income before income taxes and minority interests	612,004	552,116

Income taxes	212,785	194,014
Income before minority interests	399,219	358,102
Minority interests	15,123	14,758

Net income	384,096	343,344

Note:
Net income per share
Basic	432.94 yen	387.80 yen
Diluted	432.55 yen	386.78 yen

BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS
SIGNIFICANT ACCOUNTING POLICIES
1.	Basis of Presentation
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) pursuant to the provision of paragraph 1 of Article 179 of the Enforcement Regulations for the Japanese Commercial Code. However, certain disclosures required under US GAAP are omitted pursuant to the same provision.

2.	Cash Equivalents Canon considers all highly-liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

3.	Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the balance sheet date. Exchange differences are charged or credited to income. Assets and liabilities of subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date and income and expense items are translated at the average exchange rates prevailing during the year. The resulting translation adjustments are reported in other comprehensive income (loss).

4.	Inventories
Inventories are stated at the lower of cost or market value. Cost is determined principally by the average method for domestic inventories and the first-in, first-out method for overseas inventories.

5.	Marketable Securities
Canon accounts for its debt and equity securities in accordance with Statement of Financial Accounting Standards No.115, “Accounting for Certain Investments in Debt and Equity Securities.” Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported in other comprehensive income (loss) until realized. Realized gain and losses are determined on the average cost method.

6.	Property, Plant and Equipment Property, plant and equipment are depreciated principally by the declining-balance method.

7.	Goodwill and Other Intangible Assets
Goodwill and intangible assets with an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with Statement of Financial Accounting Standards No.142, “Goodwill and Other Intangible Assets.” Intangible assets with estimated useful lives are amortized over the respective estimated useful lives. Software is amortized on a straight-line basis over the period of three to five years.

8.	Impairment of Long-Lived Assets
In accordance with Statement of Financial Accounting Standards No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

9.	Standard for allowances (Allowance for doubtful accounts) An allowance for doubtful accounts is provided based on credit loss history and an evaluation of any specific doubtful accounts.

(Accrued pension and severance cost)
     In accordance with Statement of Financial Accounting Standards No.87, “Employers’ Accounting for Pensions”, pension and severance cost is accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date. If the accumulated benefit obligation (i.e., obligations deducting an effect of future compensation levels from projected benefit obligations) exceeds the fair value of plan assets, a minimum pension liability equal to this difference is reflected in the consolidated balance sheets by recognizing an additional minimum pension liability. Unrecognized prior service cost is amortized by the straight-line method over the average remaining service period of employees. Unrecognized actuarial loss is recognized by amortizing a portion in excess of a corridor (i.e., 10% of the greater of the projected benefit obligations or the fair value of plan assets) by the straight-line method over the average remaining service period of employees.

10.	Net income per share
Basic net income per share have been computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during each year. Diluted net income per share reflect the potential dilution and have been computed on the basis that all convertible debentures were converted at beginning of the year or at time of issuance (if later).

Audit Report of Accounting Auditor on Consolidated Balance Sheet
and Consolidated Statement of Income
(Certified Copy)
Audit Report of Independent Auditor
January 26, 2006
To the Board of Directors of
Canon Inc.
Ernst & Young ShinNihon
Michio Shibuya
Certified Public Accountant
Designated and Operating
Partner
Hideo Kojima
Certified Public Accountant
Designated and Operating
Partner
Eiichi Wada
Certified Public Accountant
Designated and Operating
Partner
Yuichiro Munakata
Certified Public Accountant
Designated and Operating
Partner
Hirokazu Tanaka
Certified Public Accountant
Designated and Operating
Partner
     We have examined the consolidated financial statements of Canon Inc. for the 105th business term from January 1, 2005 to December 31, 2005, namely, the consolidated balance sheet and the consolidated statement of income, for the purpose of reporting under the provisions of Article 19-2, Paragraph 3 of the Law regarding Exceptional Rules of the Commercial Code concerning Auditing, etc. of Stock Corporations. Responsibility as to the preparation of such consolidated financial statements lies with the management of the Company, and our responsibility is to express our opinion on the consolidated financial statements from an independent position.
     We conducted our audit in accordance with the auditing standards generally accepted in Japan. The auditing standards require that we obtain reasonable assurance that there are no material false representations in the consolidated financial statements. The audit is conducted on a test basis and includes the examination of representations in the consolidated financial statements as a whole, including the examination of the accounting principles adopted by the management and the method of application thereof and the evaluation of the estimate by the management. We have determined that, as a result of the audit, we have obtained a reasonable basis for giving an opinion. Also, the audit includes the examination of the subsidiary or affiliated corporations, which we considered to be necessary.
     As a result of the audit, our opinion is that the above consolidated financial statements present fairly the status of assets and earnings of the Company and its consolidated subsidiaries in conformity with laws, regulations and the Articles of Incorporation of the Company.
     Our firm or we have no financial or other interest in the Company required to be stated by the provisions of the Certified Public Accountant Law.
     We conduct the services defined in Article 2, Paragraph 2 of the Certified Public Accountant Law to the Company on an ongoing basis, as the Law permits the concurrent provision of such services with the auditing service.

Audit Report of Board of Corporate Auditors on Consolidated Balance Sheet
and Consolidated Statement of Income
(Certified Copy)
Audit Report on the consolidated financial statements
     The Board of Corporate Auditors has received reports from each Corporate Auditor on the auditing methods and the auditing results regarding consolidated financial statements (the consolidated balance sheet and the consolidated statement of income) during the 105th business term from January 1, 2005 to December 31, 2005, and has prepared this Audit Report upon deliberation, and hereby reports as follows:
1. Outline of Corporate Auditors’ Auditing Methods
     In accordance with the auditing policies, share of assignment, etc. stipulated by the Board of Corporate Auditors, each Corporate Auditor received reports and explanations of the consolidated financial statements from the Directors, etc. and the accounting auditors, and conducted the audit.
2. Results of Audit
     The methods and results of the audit made by the accounting auditor, Ernst & Young ShinNihon, an incorporated auditing firm, are found to be proper.
     January 27, 2006
Board of Corporate Auditors, Canon Inc.

Teruomi Takahashi	Corporate Auditor
Kunihiro Nagata	Corporate Auditor
Tadashi Ohe	Corporate Auditor
Tetsuo Yoshizawa	Corporate Auditor

Note:	Corporate Auditors Mr. Tadashi Ohe and Mr. Tetsuo Yoshizawa are the outside Corporate Auditors stipulated in Article 18, Paragraph 1 of the Law regarding Exceptional Rules of the Commercial Code concerning Auditing, etc. of Stock Corporations.

Non-Consolidated Balance Sheets

ASSETS	Millions of yen
	As of Dec. 31,	As of Dec. 31,
	2005	2004

Current Assets	1,460,882	1,366,343

Cash and deposits	261,680	294,479
Notes receivable	277,707	236,935
Accounts receivable	568,270	503,361
Marketable securities	—	132
Finished goods	108,311	110,265
Work in process	77,630	86,707
Raw materials and supplies	3,758	3,342
Deferred tax assets	24,372	24,956
Short-term loans receivable	25,584	10,334
Other current assets	113,953	98,705
Allowance for doubtful receivables	(383)	(2,873)

Fixed Assets	1,191,965	1,018,460

Property, Plant And Equipment	713,960	569,392
Buildings	358,845	252,720
Machinery	145,319	108,439
Vehicles	323	382
Tools and equipment	51,282	45,194
Land	110,448	96,875
Construction in progress	47,743	65,782

Intangibles	27,123	19,834
Industrial property rights	705	481
Facility utility rights	1,015	443
Software	25,403	18,910

Investments	450,882	429,234
Marketable securities-noncurrent	34,153	37,139
Investment in affiliated companies	335,424	308,453
Long-term loans receivable	5,907	5,513
Long-term pre-paid expenses	10,361	11,063
Deferred tax assets-noncurrent	60,699	62,421
Guarantees	2,371	2,888
Other noncurrent assets	2,064	1,854
Allowance for doubtful receivables-noncurrent	(97)	(97)

TOTAL ASSETS	2,652,847	2,384,803

Notes:
1. Current receivable from affiliated companies	943,938 million yen
Noncurrent receivable from affiliated companies	5,906 million yen
Current payable to affiliated companies	320,956 million yen

2. Accumulated depreciation of property, plant and equipment	690,581 million yen

LIABILITIES AND STOCKHOLDERS' EQUITY	Millions of yen
	As of Dec. 31,	As of Dec. 31,
	2005	2004

Current Liabilities	699,131	637,853
Notes payable	2,337	20,558
Accounts payable	361,038	308,707
Short-term loans	33,159	37,732
Other payable	112,812	92,402
Accrued expenses	80,591	57,031
Accrued income taxes	84,172	81,387
Deposits	8,871	9,019
Accrued bonuses for employees	4,759	4,677
Other current liabilities	11,392	26,340

Noncurrent Liabilities	78,283	95,543
Convertible debenture	649	1,796
Accrued pension and severance cost	76,386	92,595
Accrued directors’ retirement benefits	1,248	1,152

TOTAL LIABILITIES	777,414	733,396

Common Stock	174,438	173,864

Capital Surplus	305,966	305,392
Additional paid-in capital	305,965	305,392
Other capital surplus	1	—
Gain on sales of treasury stock	1	—

Retained Earnings	1,393,662	1,168,877
Legal reserve	22,114	22,114
Reserve for special depreciation	13,337	9,071
Reserve for deferral of capital gain on property	5	7
Special reserves	1,068,828	889,828
Unappropriated retained earnings	289,378	247,857

Net Unrealized Gains (Losses) on Securities	6,777	8,537

Treasury Stock	(5,410)	(5,263)

TOTAL STOCKHOLDERS’ EQUITY	1,875,433	1,651,407

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	2,652,847	2,384,803

3. Contingent liabilities
Guarantees	29,937 million yen

4. The amount not allowed for dividend by the Commercial Code in the retained earnings and unrealized gain	6,561 million yen

Non-Consolidated Statements of Income

Millions of yen
	Year ended	Year ended
	Dec. 31, 2005	Dec. 31, 2004

OPERATING PROFIT AND LOSS

Operating Revenue	2,481,481	2,278,374
Net sales	2,481,481	2,278,374

Operating Expenses	2,064,964	1,895,090
Cost of sales	1,571,561	1,433,570
Selling, general and administrative expenses	493,403	461,520

OPERATING PROFIT	416,517	383,284

OTHER INCOME AND EXPENSE

Other Income	73,929	59,326
Interest income	1,034	554
Dividend income	9,945	12,631
Rental income	30,346	13,622
Patent royalties	20,924	22,357
Miscellaneous income	11,680	10,162

Other Expense	49,735	46,360
Interest expense	57	106
Depreciation of rental assets	27,892	12,003
Loss on disposal and write-off of inventories	6,667	10,248
Foreign exchange loss	8,122	15,832
Miscellaneous loss	6,997	8,171

ORDINARY PROFIT	440,711	396,250

NON-ORDINARY INCOME AND LOSS

Non-Ordinary Income	9,324	7,026
Gain on sales of fixed assets	37	12
Gain on sales of marketable securities-noncurrent	9,277	3,571
Gain on sales of investments in affiliated companies	10	3,443

Non-Ordinary Loss	10,281	17,453
Loss on sales and disposal of fixed assets	7,417	7,000
Loss on impairment of fixed assets	2,864	10,453

INCOME BEFORE INCOME TAXES	439,754	385,823

Income taxes — Current	146,981	139,908
— Deferred	3,479	(3,336)

NET INCOME	289,294	249,251
Unappropriated retained earnings brought forward from previous term	28,919	22,277
Interim dividends	28,835	22,160
Loss on sales of treasury stock	—	1,511

UNAPPROPRIATED RETAINED EARNINGS	289,378	247,857

Notes:
1. Transactions with affiliated companies: Sales	2,389,590 million yen
Purchase	1,414,934 million yen
Other transaction	61,991 million yen
2. Net income per share	325.83 yen

Significant Accounting Policies
1.	Valuation of Securities
(1)	Securities of affiliates — stated at cost based on the moving average method.

(2)	Other securities

Securities with quotation — stated at fair value (unrealized holdings gains and losses are reported in stockholders’ equity, when sold, the cost is based on the moving average method.)
Securities without quotation — stated at cost based on the moving average method.
2.	Valuation of Inventories
(1)	Finished goods, work in process — valued at cost based on the periodic average method.

(2)	Raw materials and supplies — valued at cost based on the moving average method.
3.	Depreciation Method for Fixed Assets
(1)	Property, plant and equipment — calculated by declining-balance method according to the Corporation Tax Law, except for buildings acquired after April 1, 1998, depreciation is calculated by straight-line method.

(2)	Intangible fixed assets — calculated by straight-line method according to the Corporation Tax Law, except for software to be sold by straight-line method over the estimated economic life of the product and internal-use software by straight-line method over the estimated useful life.
4.	Deferred Charges — The items which can be deferred under the Commercial Code are charged to operations as incurred.
5.	Standard for Allowances
(1)	Allowance for doubtful accounts — provided as a general provision for uncollectible receivables.

(2)	Accrued bonuses for employees — provided as a general provision for bonus payable to employees for the current term.

(3)	Accrued pension and severance cost — provided as a general provision for employee retirement and severance benefits based on projected benefits obligation and expected plan asset. Prior service cost and unrecognized loss is to be amortized by straight-line method with average remaining service periods.

(4)	Accrued directors’ retirement benefits — provision for directors’ retirement benefits are made in the amount which would be required in accordance with management policy. This provision is made as required by the implementing regulation of the Japanese Commercial Code. Section 43.

6.	Hedge accounting
(1)	Hedge accounting — deferral hedge accounting has been applied.
(2)	Hedging instrument and hedged assets / liabilities
Hedging instrument — derivative transaction (foreign exchange contract)
Hedged assets / liabilities — accounts receivables denominated in foreign currency for forecasted transaction.

(3)	Hedge policy — derivative financial instruments are comprised principally of foreign exchange contracts to manage currency risk. The Company does not hold derivative financial instrument for trading purpose.

(4)	Assessment of hedge effectiveness — foreign exchange contract due to the same quantity of the same underlying at same time, is fully effective.
7.	Consumption Taxes — excluded from the statements of income and are accumulated in other receivables or other payables.
(The Pro Forma Standard Taxation System)

On March 31, 2003, the Law to Partially Revise the Local Tax Law (Law No. 9; 2003) had been issued, introducing the Pro Forma Standard Taxation System applicable for the years beginning on or after April 1, 2004. As a result, in accordance with Implementation Compliance Report No.12, “Practical Handling of Indicating the Amount of Pro Forma Standard Tax Portion of Corporate and Enterprise Taxes in Statements of Income” (Accounting Standards Board of Japan; February 13, 2004), the amount of 3,152 million yen consisted of a value-added assessment rate and a capital assessment rate of the corporate enterprise tax was recorded as selling, general and administrative expenses for the year ended December 31, 2005.

Proposal of Profit Appropriation

Yen
	2005	2004

Unappropriated retained earnings	289,378,124,390	247,857,017,254
Reversal of reserve for special depreciation	3,955,809,414	2,342,492,741
Reversal of reserve for deferral of capital gain on property	1,435,709	1,927,572
Total	293,335,369,513	250,201,437,567

The above amount shall be appropriated as follows:

Cash dividends	59,912,804,048	35,474,255,360
	(67.50 yen per share)	(40 yen per share)
Directors’ bonuses	222,500,000	199,500,000
Reserve for special depreciation	6,918,315,732	6,608,833,916
Reserve for deferral of capital gain on property	697,098,786	—
Special reserves	181,100,000,000	179,000,000,000
Total	248,850,718,566	221,282,589,276

Unappropriated profit carried forward to the next term	44,484,650,947	28,918,848,291

Notes:

1.	Interim dividends of 28,834,938,990 yen (32.50 yen per share) was paid on August 26, 2005.

2.	The total of other capital surplus is brought forward to the next term.

Audit Report of Accounting Auditor
(Certified Copy)
Audit Report of Independent Auditor
January 26, 2006
To the Board of Directors of
Canon Inc.
Ernst & Young ShinNihon
Michio Shibuya
Certified Public Accountant
Designated and Operating
Partner
Hideo Kojima
Certified Public Accountant
Designated and Operating
Partner
Eiichi Wada
Certified Public Accountant
Designated and Operating
Partner
Yuichiro Munakata
Certified Public Accountant
Designated and Operating
Partner
Hirokazu Tanaka
Certified Public Accountant
Designated and Operating
Partner
     We have examined the financial statements of Canon Inc. for the 105th business term from January 1, 2005 to December 31, 2005, namely, the balance sheet, the statement of income, the business report (limited to matters concerning accounting), the proposal of profit appropriation, and the accompanying detailed statements (limited to matters concerning accounting), for the purpose of reporting under the provisions of Article 2, Paragraph 1 of the Law regarding Exceptional Rules of the Commercial Code concerning Auditing, etc. of Stock Corporations. With respect to the aforementioned business report and the accompanying detailed statements, our examination was limited to those matters based on the accounting records of the Company. Responsibility as to the preparation of such financial statements and the accompanying detailed statements lies with the management of the Company, and our responsibility is to express our opinion on the financial statements and the accompanying detailed statements from an independent position.
     We conducted our audit in accordance with the auditing standards generally accepted in Japan. The auditing standards require that we obtain reasonable assurance that there are no material false representations in the financial statements and the accompanying detailed statements. The audit is conducted on a test basis and includes the examination of representations in the financial statements and the accompanying detailed statements as a whole, including the examination of the accounting principles adopted by the management and the method of application thereof and the evaluation of the estimate by the management. We have determined that, as a result of the audit, we have obtained a reasonable basis for giving an opinion. Also, the audit includes the examination of the subsidiary corporations, which we considered to be necessary.
     As a result of the audit, our opinion is as follows.
(1)	The balance sheet and the statement of income present fairly the status of assets and earnings of the Company in conformity with laws, regulations and the Articles of Incorporation of the Company.

(2)	The business report, as far as the accounting data included in such report are concerned, presents fairly the status of the Company in conformity with laws, regulations and the Articles of Incorporation of the Company.

(3)	The proposal of profit appropriation has been prepared in conformity with laws, regulations and the Articles of Incorporation of the Company.

(4)	With respect to the accompanying detailed statements, as far as the accounting data included in such accompanying detailed statements are concerned, there are none to be pointed out under the provisions of the Commercial Code.
     Our firm or we in Charge have no financial or other interest in the Company required to be stated by the provisions of the Certified Public Accountant Law.
     We conduct the services defined in Article 2, Paragraph 2 of the Certified Public Accountant Law to the Company on an ongoing basis, as the Law permits the concurrent provision of such services with the auditing service.

Audit Report of Board of Corporate Auditors
(Certified Copy)
Audit Report
     The Board of Corporate Auditors, has received reports from each Corporate Auditor on the auditing methods and the auditing results regarding the performance by the Directors of their duties during the 105th business term from January 1, 2005 to December 31, 2005, and has prepared this Audit Report upon deliberation, and hereby report as follows:
1. Outline of Corporate Auditors’ Auditing Methods
     In accordance with the auditing policies, share of assignment, etc. stipulated by the Board of Corporate Auditors, each Corporate Auditor attended meetings of the Board of Directors and other important meetings; received reports of execution of duty from Directors, etc.; inspected important decision documents, etc.; investigated the activities and assets of the headquarters and of other principal places of business; and also demanded the subsidiaries, as the occasion demands, to render reports on their business operations. In addition, we also received reports and explanations from accounting auditors and examined the accounting documents and accompanying detailed statements.
     Regarding competitive transactions by Directors, transactions between Directors and the Company bearing a conflict of interests, gratuitous offering of proprietary profit by the Company, any transaction not customary in nature between the Company and its subsidiaries or shareholders, and the acquisition, disposal, and other transactions involving the Company’s own shares, we made detailed investigations and demanded reports to the Directors, etc., as the occasion demands, in addition to methods of audit mentioned above.
2. Results of Audit
(1)	The methods and results of the audit made by the accounting auditor, Ernst & Young ShinNihon, an incorporated auditing firm, are found to be proper.

(2)	The business report is found to accurately present the status of the Company in conformity with the laws, regulations and Articles of Incorporation.

(3)	The proposition of profit appropriation is found to have nothing to be pointed out in light of the status of corporate assets and other circumstances.

(4)	The accompanying detailed statements are found to accurately present the matters to be stated therein and to have nothing to be pointed out.

(5)	In connection with the performance by the Directors of their duties, including the duties relating to the subsidiaries, no dishonest act or significant fact of a violation of laws, regulations, or the Articles of Incorporation is found to exist.
     Regarding competitive transactions by Directors, transactions between Directors and the Company bearing a conflict of interests, gratuitous offering of proprietary profit by the Company, any transaction not customary in nature between the Company and its subsidiaries or shareholders, and the acquisition, disposal, and other transactions involving the Company’s own shares, we find that there is no breach of duties on the part of the Directors.
     January 27, 2006
Board of Corporate Auditors, Canon Inc.

Teruomi Takahashi	Corporate Auditor
Kunihiro Nagata	Corporate Auditor
Tadashi Ohe	Corporate Auditor
Tetsuo Yoshizawa	Corporate Auditor
Note:	Corporate Auditors Mr. Tadashi Ohe and Mr. Tetsuo Yoshizawa are the outside Corporate Auditors stipulated in Article 18, Paragraph 1 of the Law regarding Exceptional Rules of the Commercial Code concerning Auditing, etc. of Stock Corporations.
(The above are the materials attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders for the 105th Business Term.)

INFORMATION ON SHARES
Closing of accounts:
     December 31 of each year
Ordinary general meeting of shareholders:
     March of each year
Record date for above:
     December 31 of each year
Certain date for interim dividends:
     June 30 of each year
Transfer agent:
     Mizuho Trust & Banking Co., Ltd.
2-1, Yaesu 1-chome, Chuo-ku, Tokyo
Business handling place of the agent:
Stock Transfer Agency Department, Head Office
Mizuho Trust & Banking Co., Ltd.
Mailing address and telephone number of the agent:
Business Office of Stock Transfer Agency Department
Mizuho Trust & Banking Co., Ltd.
17-7, Saga 1-Chome, Koto-ku, Tokyo 135-8722
Telephone: 0120-288-324 (toll free)
03(5213)5213
Intermediary office:
Branches of Mizuho Trust & Banking Co., Ltd.
Head Office and Branches of Mizuho Investors Securities Co., Ltd.
Number of shares to constitute one unit of share:
     100 shares
Newspaper in which public notice is inserted:
     The Nihon Keizai Shimbun published in Tokyo
Listed stock exchange:
     Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, New York and Frankfurt am Main
Fee for issuing share certificate:
     The amount equivalent to stamp duty for issue of each new share certificate

Registered Head Office
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo
146-8501 Telephone: 03(3758)2111

URL
Canon Inc.	canon.jp
Canon Worldwide Network	www.canon.com

Sample

CARD FOR EXERCISE OF VOTING RIGHTS

Serial Number of Shareholder ______ Number of Exercisable Voting Rights ______ voting rights

To Canon Inc.

March __, 2006

PROPOSITIONS:

Item No. 1	CONSENT	DISSENT
Item No. 2	CONSENT	DISSENT
Item No. 3	CONSENT except for ( )	DISSENT
Item No. 4	CONSENT except for ( )	DISSENT
Item No. 5	CONSENT	DISSENT

(Seal)

(Please do not cut off if you intend to attend the meeting.)

Total Number of Shares Held ______ shares

- -Number of Shares on the Register of Shareholders: ______ shares
- -Number of Shares on the Beneficial Owners List : ______ shares

Note:

Canon Inc.

CARD FOR EXERCISE OF VOTING RIGHTS I exercise my voting rights as indicated in the right (consent/dissent shall beindicated with a mark) to eachproposition of the Company’s Ordinary General Meeting of Shareholders for the 105th Business Term to be held on March 30, 2006.In case of a continued or an adjourned session of the Meeting, I will also exercise my voting rights as mentioned above. March ___, 2006 1. If you intend to attend the Meeting, please present the Card for Exercise of Voting Rights to the receptionist at the place of the Meeting as an attendance card. 2. If you do not expect to attend the Meeting, please indicate your consent/dissent and affix your seal on the Card for Exercise of Voting Rigths, and return the Card to us to arrive by March 29, 2006 (preceding day of the Meeting). 3. If you dissent from approving any of the candidates in Proposition Item No.3 and No. 4, please fill in the parentheses with the relevant candidate number, while marking a mark on Consent. (Each candidate is numbered serially in the Reference Materials attached to the Notice of Convocation.) Canon Inc. Serial Number of Shareholder Number of Exercisable Voting Rightsvoting rights Item No. 1 Item No. 2 Item No. 3 Item No. 4 Item No. 5 CONSENT CONSENT CONSENT except for( ) CONSENT except for( ) CONSENT DISSENT DISSENT DISSENT DISSENT DISSENT Ifconsent/dissent to a Proposition is not indicated, it will be considered as a vote of consent. Canon Inc.(Seal)

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